Mail Stop 3651

August 14, 2008

<u>Via Fax and U.S. Mail</u>

Mr. Mark S. Newman
DRS Technologies, Inc.
5 Sylvan Way
Parsippany, NJ 07054

RE: DRS Technologies, Inc.
**   Schedule 14A filed on June 13, 2008**
**   File No. 001-08533**

Dear Mr. Newman:

        We have conducted a limited review your filing and have the following
comments. Our review has been limited to the items noted below. Where indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Background of the Merger, page 22</u>

1. While we note your response to prior comment 2, we re-issue the comment in
    part. Specifically, please revise to disclose the basis for the belief by senior
    management that if Finmeccanica learned that you were pursing an inquiry from
    another party, that fact could lead to termination of discussions with
    Finmeccanica. To the extent that senior management's beliefs had changed by
    May of 2008 when you notified Finmeccanica of a competing written offer in an
    effort to renegotiate certain terms of the proposed merger agreement, please revise
    to explain the basis for the change.

2. We note your response to prior comment 4 as well as your discussions with the staff regarding the identity of Company X. In your next amendment, please revise to name Company X.

Appendix B and C: Fairness Opinions of Bear Stearns and Merrill Lynch Opinions

3. We note your response to prior comment 8. Please file a written consent from Merrill Lynch authorizing the inclusion of, and reference to, its opinion in the proxy.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director